Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___April___ 2007
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                     This Form 6-K consists of the following:
______________________________________________________________________________

                             EXTENSION AGREEMENT


TO:	TELUS Communications Inc. ("TELUS")

RE:	Amended and Restated Purchase and Servicing Agreement dated as of
        March 1, 2006 between TELUS Communications Inc., as Seller and initial Servicer; The Canada Trust Company, in its capacity as trustee of (intentionally deleted), as Purchaser; and (intentionally deleted) as Administrative Agent ("PSA").

       WHEREAS the "Termination Date", as defined in the PSA, means the earliest of July 18, 2007 or such other dates as specified therein;

       AND WHEREAS the PSA provides that the Termination Date may be extended by the mutual agreement of the Purchaser, the Agent and the Seller;

       NOW THEREFORE the undersigned hereby agree that the reference to "July 18, 2007" in paragraph (a) of the definition of "Termination Date" is hereby replaced by "July 18, 2008" and that any further amendment to paragraph
 (a) of the definition of Termination Date, such that the Termination Date would be extended beyond July 18, 2008, shall require the consent of Dominion Bond Rating Service Ltd. The terms of the PSA remain in full force and effect, otherwise unamended.

           All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the PSA.

        DATED as of the       day of November, 2006.

                                    TELUS COMMUNICATIONS INC., as Seller
                                    and initial Servicer
                                    By:
                                    Name:
                                    Title:


                                    By:
                                    Name:
                                    Title:


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary